UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 17, 2023

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

Legend Biotech Corporation (“Legend Biotech”, “Legend”, or the “Company”) is filing this Amendment No. 1 on Form 6-K/A (the “Form 6-K/A”), which was originally filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2022, to amend and restate its unaudited financial results for the three months ended March 31, 2022 and 2021 (the "Original 6-K").

As previously reported, on October 19, 2022, the audit committee (the “Audit Committee”) of Legend Biotech, based on the recommendation of, and after consultation with, the Company’s management, concluded that the Company’s previously issued unaudited interim financial statements for the three months ended March 31, 2022 and 2021 (the “Unaudited Affected Financials”) should no longer be relied upon. The Company determined that the original valuation of the commercial license for cilta-cel (the “Commercial License”) pursuant to its worldwide collaboration and license agreement with Janssen Biotech, Inc. (“Janssen”) was understated and together with a technology transfer service, was a single performance obligation and, as a result, the accounting for revenue recognition in the Unaudited Affected Financials was materially incorrect.

This Form 6-K/A includes restated unaudited interim financial results for the three months ended March 31, 2022 and March 31, 2021. The individual restatement matters that underlie the restatement adjustments are described below under “Restatement of Previously Issued Financial Results”.

This Form 6-K/A is hereby incorporated by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-257609 and 333-257625) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended March 31, 2022	Three months ended March 31, 2021
	(Unaudited)	(Unaudited)
	As Restated	As Restated
(in thousands, US$, except share and per share data)
REVENUE	50,040	—
Other income and gains	1,012	722
Research and development expenses	(81,548)	(71,072)
Administrative expenses	(12,657)	(8,764)
Selling and distribution expenses	(21,302)	(13,417)
Other expenses	(1,527)	(2,034)
Fair value gain of warrant liability	34,900	—
Finance costs	(1,044)	(38)
LOSS BEFORE TAX	(32,126)	(94,603)
Income tax (expense)/credit	(163)	4,082
LOSS FOR THE PERIOD	(32,289)	(90,521)
Attributable to:
Ordinary equity holders of the parent	(32,289)	(90,521)
Loss per share attributable to ordinary equity holders of the parent:
Ordinary shares – basic	(0.10)	(0.34)
Ordinary shares – diluted	(0.10)	(0.34)
Shares used in loss per share computation:
Ordinary shares – basic	308,699,034	266,293,913
Ordinary shares – diluted	308,699,034	266,293,913

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31, 2022	December 31, 2021[1]
	(Unaudited)	Audited
(in thousands, US$)	As Restated	As Restated
NON-CURRENT ASSETS
Property, plant and equipment	105,988	102,506
Advance payments for property, plant and equipment	258	2,168
Right-of-use assets	39,771	38,283
Time deposits	4,726	4,705
Intangible assets	4,411	4,684
Other non-current assets	24,623	17,269
Total non-current assets	179,777	169,615
CURRENT ASSETS
Collaboration inventories	1,448	1,749
Trade receivables	50,451	50,410
Prepayments, other receivables and other assets	19,102	13,758
Financial assets measured at amortized cost	29,974	29,937
Financial assets at fair value through profit or loss	99,995	—
Lease receivables	688	94
Pledged deposits	1,448	1,444
Time deposits	283,505	163,520
Cash and cash equivalents	377,786	688,938
Total current assets	864,397	949,850
Total assets	1,044,174	1,119,465
CURRENT LIABILITIES
Trade and notes payables	9,712	7,043
Other payables and accruals	96,050	123,558
Government grants	320	304
Lease liabilities	1,774	911
Warrant liability	53,000	87,900
Tax payable	9,565	9,488
Total current liabilities	170,421	229,204
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	126,714	120,462
Lease liabilities	3,650	1,593
Government grants	1,873	1,866
Other non-current liabilities	356	396
Total non-current liabilities	132,593	124,317
Total liabilities	303,014	353,521
EQUITY
Share capital	31	31
Reserves	741,129	765,913
Total ordinary shareholders’ equity	741,160	765,944
Total equity	741,160	765,944
Total liabilities and equity	1,044,174	1,119,465
1 Please see 20F/A Company’s Consolidated Statements of Financial Position December 31, 2021

LEGEND BIOTECH CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31, 2022	Three months ended March 31, 2021
	(Unaudited)	(Unaudited)
	As Restated	As Restated
(in thousands, US$)
LOSS BEFORE TAX	(32,126)	(94,603)
CASH FLOWS USED IN OPERATING ACTIVITIES	(78,687)	(26,787)
CASH FLOWS USED IN INVESTING ACTIVITIES	(232,500)	(17,150)
CASH FLOWS FROM FINANCING ACTIVITIES	25	207
NET DECREASE IN CASH AND CASH EQUIVALENTS	(311,162)	(43,730)
Effect of foreign exchange rate changes, net	10	337
Cash and cash equivalents at beginning of the period	688,938	455,689
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	377,786	412,296
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	667,465	462,552
Less: Pledged deposits	1,448	256
Time deposits	288,231	50,000
Cash and cash equivalents as stated in the statement of financial position	377,786	412,296
Cash and cash equivalents as stated in the statement of cash flows	377,786	412,296

RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL RESULTS

The Company has restated its unaudited interim Condensed Consolidated Statements of Financial Position at March 31, 2022, and unaudited interim Condensed Consolidated Statements of Profit or Loss and Cash Flows for each of the three months ended March 31, 2022 (“Q1 2022”) and 2021 (“Q1 2021”) included in the Original 6-K. The individual restatement matters that underlie the restatement adjustments are described below.

Revenue Recognition Adjustments

In December 2017, the Company entered into a worldwide collaboration and license agreement with Janssen for the worldwide development and commercialization of cilta-cel (the “Janssen Agreement”). Historically, the Company has recognized revenue under the Janssen Agreement pursuant to two performance obligations: (i) the sale of the commercial license for cilta-cel (the “Commercial License”) and (ii) service on the Joint Steering Committee (the “JSC”) under the collaboration. The sale of the Commercial License was recognized as revenue at the time of sale and the revenue the Company recognized as a result of its service on the JSC was recognized over the term of the clinical development plan under the Janssen Agreement. The Company concluded that the transaction price, at inception of the Janssen Agreement, includes the fixed upfront fee of $350 million and $50 million of milestone payments that are highly probable of being achieved. All other potential milestone payments are considered variable consideration.

The Company has since determined the Janssen Agreement contains a contract with a customer (Janssen) in the scope of IFRS 15 for a right to use our intellectual property (in the form of a license) and technology transfer service that form a single performance obligation. These elements of the Janssen Agreement are representative of a vendor-customer relationship as Janssen contracted with Legend to obtain a license of its intellectual property for LCAR-B38M and related technology transfer, which are an output of Legend’s ordinary activities, in exchange for consideration. Janssen is not a customer for collaborative activities, including participation on the JSC, which are in the scope of other IFRS standards. Also, the Company determined that the original stand-alone selling price of the Commercial License performance obligation was understated.

The Company has revised its accounting treatment to recognize revenue for the $350 million upfront fee and $50 million milestone license revenue in 2018, the year in which the single performance obligation to deliver the license of intellectual property, including a technology transfer service, was satisfied. Subsequent development, manufacturing and regulatory milestones will be recognized in full in the period in which it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract will not occur, as they are associated with the performance obligation to deliver the license of intellectual property that was satisfied in 2018. The Company recognized revenue of $50 million for a regulatory milestone achieved in Q1 2022. No milestones were achieved in Q1 2021. The Company will recognize revenue for sales-based milestones when the milestone is achieved pursuant to the royalty recognition constraint.

In connection with the restatement, the Company has also corrected the corresponding contract liabilities of previously deferred license and collaboration revenue as a result in the change in performance obligations identified.

Collaboration Assets Adjustments

The Company has identified and corrected errors related to the accounting treatment of assets purchased by the Company or Janssen that are solely to be used by the collaboration and subject to the cost sharing terms and conditions in the Janssen Agreement (“Collaboration Assets”). Historically, the Company recorded Collaboration Assets it purchased from a third party vendor, net of Janssen’s share of these costs, and its share of Collaboration Assets purchased by Janssen as property, plant and equipment.

The Company has revised its accounting treatment to record its share of Collaborations Assets that are leased to and by the collaboration in accordance with IFRS 16, Leases to correctly reflect the assets associated with the collaboration.

If the Company’s collaboration partner owns the asset, and on the basis of the terms and conditions of the collaboration agreement, there is a lease from the Company’s collaboration partner to the collaboration, the Company recognizes a right-of-use asset and lease liability for its share of the asset leased from the collaboration partner to the collaboration. This is usually the case when the collaboration, through the JSC and other governance committees, has the right to direct the use and obtains substantially all of the economic benefits from using the asset. Lease payments the Company makes prior to lease commencement are recorded as prepaid rent within other non-current assets and will be reclassified to a right-of-use asset upon lease commencement.

If the Company owns the asset, and on the basis of the terms and conditions of the collaboration agreement, there is a lease from the Company to the collaboration, the Company recognizes a finance lease for the asset it leases to the collaboration. In such cases, the Company’s share of the asset that is jointly controlled by the collaboration is recorded in property, plant and equipment, and a lease receivable is recognized for the collaboration partner’s share of the asset.

For lease agreements the Company entered into on behalf of the collaboration, the Company recognizes the full lease liability, rather than its share, because the Company has the primary responsibility for making the lease payments. The Company records a finance sublease for the related right-of-use asset it subleases to the collaboration.

The Company also identified and corrected certain errors in the amounts reported as collaboration inventory. The Company has revised its accounting treatment to include within collaboration inventory the inventory costs incurred by the Company measured at the lower of its cost and the collaboration inventory's net realizable value. The Company records within prepayments, other receivables and other assets the amount it is entitled to be reimbursed from its collaboration partner for inventory costs incurred.

Income Taxes

The Company recorded adjustments to income taxes to reflect the impact of the restatement adjustments, as well as additional income tax adjustments related to the accounting for the Janssen Agreement.

The tables below present the impact of the restatement on the Company’s interim unaudited Condensed Consolidated Statements of Financial Position at March 31, 2022, and Condensed Consolidated Statements of Profit or Loss and Cash Flows for the three months ended March 31, 2022 and 2021.

	Condensed consolidated statements of profit or loss for the three months ended March 31, 2022
		Adjustments by category
	As Previously Reported	Revenue Recognition	Collaboration assets	Tax impacts	Total Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

REVENUE	40,827	9,213	—	—	9,213	50,040
Other income and gains	1,012	—	—	—	—	1,012
Research and development expenses	(81,346)	—	(202)	—	(202)	(81,548)
Administrative expenses	(12,657)	—	—	—	—	(12,657)
Selling and distribution expenses	(21,302)	—	—	—	—	(21,302)
Other expenses	(1,527)	—	—	—	—	(1,527)
Fair value gain of warrant liability	34,900	—	—	—	—	34,900
Finance costs	(994)	—	(50)	—	(50)	(1,044)
LOSS BEFORE TAX	(41,087)	9,213	(252)	—	8,961	(32,126)
Income tax expense	—	—	—	(163)	—	(163)
LOSS FOR THE PERIOD	(41,087)	9,213	(252)	(163)	8,961	(32,289)

Attributable to:
Ordinary equity holders of the parent	(41,087)	9,213	(252)	(163)	8,961	(32,289)

Loss per share attributable to ordinary equity holders of the parent:
Ordinary shares - basic	(0.13)	0.03	—	—	0.03	(0.10)
Ordinary shares - diluted	(0.13)	0.03	—	—	0.03	(0.10)

Shares used in loss per share computation:
Ordinary shares - basic	308,699,034					308,699,034
Ordinary shares - diluted	308,699,034					308,699,034

	Condensed consolidated statements of financial position as at March 31, 2022
		Adjustments by category
	As Previously Reported	Revenue Recognition	Collaboration assets	Tax impacts	Total Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

NON-CURRENT ASSETS
Property, plant and equipment	156,005	—	(50,017)	—	(50,017)	105,988
Advance payments for property, plant and equipment	258	—	—	—	—	258
Right-of-use assets	7,393	—	32,378	—	32,378	39,771
Time deposits	4,726	—	—	—	—	4,726
Intangible assets	4,517	—	(106)	—	(106)	4,411
Other non-current assets	4,912	—	19,711	—	19,711	24,623
Total non-current assets	177,811	—	1,966	—	1,966	179,777
CURRENT ASSETS
Collaboration inventories	2,895	—	(1,447)	—	(1,447)	1,448
Trade receivables	50,451	—	—	—	—	50,451
Prepayments, other receivables and other assets	16,651	—	1,447	1,004	2,451	19,102
Financial assets measured at amortized cost	29,974	—	—	—	—	29,974
Financial assets at fair value through profit or loss	99,995	—	—	—	—	99,995
Lease receivables	—	—	688	—	688	688
Pledged deposits	1,448	—		—	—	1,448
Time deposits	283,505	—	—	—	—	283,505
Cash and cash equivalents	377,786	—	—	—	—	377,786
Total current assets	862,705	—	688	1,004	1,692	864,397
Total assets	1,040,516	—	2,654	1,004	3,658	1,044,174
CURRENT LIABILITIES
Trade and notes payables	9,712	—	—	—	—	9,712
Other payables and accruals	96,055	—	(5)	—	(5)	96,050
Government grants	320	—	—	—	—	320
Lease liabilities	883	—	891	—	891	1,774
Warrant liability	53,000	—	—	—	—	53,000
Tax payable	—	—	—	9,565	9,565	9,565
Contract liabilities	65,560	(65,560)	—	—	(65,560)	—
Total current liabilities	225,530	(65,560)	886	9,565	(55,109)	170,421
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	126,714	—	—	—	—	126,714
Contract liabilities	245,850	(245,850)	—	—	(245,850)	—
Lease liabilities	1,630	—	2,020	—	2,020	3,650
Government grants	1,873	—	—	—	—	1,873
Other non-current liabilities	356	—	—	—	—	356
Total non-current liabilities	376,423	(245,850)	2,020	—	(243,830)	132,593
Total liabilities	601,953	(311,410)	2,906	9,565	(298,939)	303,014
EQUITY
Share capital	31	—	—	—	—	31
Reserves	438,532	311,410	(252)	(8,561)	302,597	741,129
Total ordinary shareholders' equity	438,563	311,410	(252)	(8,561)	302,597	741,160
Total equity	438,563	311,410	(252)	(8,561)	302,597	741,160
Total liabilities and equity	1,040,516	—	2,654	1,004	3,658	1,044,174

Condensed consolidated statement of cash flows for the three months ended March 31, 2022
	As Previously Reported	Total Restatement Impacts	As Restated
	US$’000	US$’000	US$’000

CASH FLOWS USED IN OPERATING ACTIVITIES	(78,687)	—	(78,687)
CASH FLOWS USED IN INVESTING ACTIVITIES	(232,500)	—	(232,500)
CASH FLOWS FROM FINANCING ACTIVITIES	25	—	25
NET DECREASE IN CASH AND CASH EQUIVALENTS	(311,162)	—	(311,162)

Effect of foreign exchange rate changes, net	10	—	10
Cash and cash equivalents at beginning of the period	688,938	—	688,938
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	377,786	—	377,786

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	667,465	—	667,465
Less: Pledged deposits	1,448	—	1,448
Time deposits	288,231	—	288,231
Cash and cash equivalents as stated in the statement of financial position	377,786	—	377,786
Cash and cash equivalents as stated in the statement of cash flows	377,786	—	377,786

	Condensed consolidated statements of profit or loss for the three months ended March 31, 2021
		Adjustments by category
	As Previously Reported	Revenue Recognition	Collaboration assets	Tax impacts	Total Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

REVENUE	13,682	(13,682)	—	—	(13,682)	—
Other income and gains	722	—	—	—	—	722
Research and development expenses	(71,072)	—	—	—	—	(71,072)
Administrative expenses	(8,742)	(22)	—	—	(22)	(8,764)
Selling and distribution expenses	(13,417)	—	—	—	—	(13,417)
Other expenses	(2,034)	—	—	—	—	(2,034)
Finance costs	(38)	—	—	—	—	(38)
LOSS BEFORE TAX	(80,899)	(13,704)	—	—	(13,704)	(94,603)
Income tax credit	—	—	—	4,082	4,082	4,082
LOSS FOR THE PERIOD	(80,899)	(13,704)	—	4,082	(9,622)	(90,521)

Attributable to:
Ordinary equity holders of the parent	(80,899)	(13,704)	—	4,082	(9,622)	(90,521)

Loss per share attributable to ordinary equity holders of the parent:
Ordinary shares - basic	(0.30)	(0.05)	—	0.01	(0.04)	(0.34)
Ordinary shares - diluted	(0.30)	(0.05)	—	0.01	(0.04)	(0.34)

Shares used in loss per share computation:
Ordinary shares - basic	266,293,913					266,293,913
Ordinary shares - diluted	266,293,913					266,293,913

Condensed consolidated statement of cash flows for the three months ended March 31, 2021
	As Previously Reported	Total Restatement Impacts	As Restated
	US$’000	US$’000	US$’000
CASH FLOWS
CASH FLOWS USED IN OPERATING ACTIVITIES	(26,787)	—	(26,787)
CASH FLOWS USED IN INVESTING ACTIVITIES	(17,150)	—	(17,150)
CASH FLOWS FROM FINANCING ACTIVITIES	207	—	207
NET DECREASE IN CASH AND CASH EQUIVALENTS	(43,730)	—	(43,730)

Effect of foreign exchange rate changes, net	337	—	337
Cash and cash equivalents at beginning of the period	455,689	—	455,689
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	412,296	—	412,296

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	462,552	—	462,552
Less: Pledged deposits	256	—	256
Time deposits	50,000	—	50,000
Cash and cash equivalents as stated in the statement of financial position	412,296	—	412,296
Cash and cash equivalents as stated in the statement of cash flows	412,296	—	412,296

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: February 17, 2023	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer